SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED

IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO.1) 1

TANISYS TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

875927204

(CUSIP Number)

Jim Healy

ATE Worldwide LLC

135 Commercial Street

Sunnyvale, California 94086

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  □

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on the following page(s))

145958.2A

Page #

CUSIP No. 875927204

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) ATE WORLDWIDE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 322,616,619
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 322,616,619
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 322,616,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 93.04%
14	TYPE OF REPORTING PERSON OO

145958.2A

Page #

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D is being filed on behalf of ATE Worldwide LLC, a Delaware limited liability company (the “Reporting Person”), as an amendment to the Statement on Schedule 13D, relating to shares of common stock, no par value (the “Stock”), of Tanysis Technology, Inc. (the “Issuer”), as filed with the Securities and Exchange Commission on March 3, 2003 (the “Statement”).  The Statement is hereby amended and supplemented as follows:

Item 3.

Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of 311,103,566 shares of the Stock by acquiring 9,333,107 shares of the Issuer's Series A Preferred Stock, $1.00 par value per share ("Series A Preferred"), on February 21, 2003 from certain stockholders of the Issuer for an aggregate purchase price of $363,984.  Each share of the Series A Preferred is convertible into 33.334 shares of Stock.  The source of the funds used to purchase the Series A Preferred were capital contributions from the members of the Reporting Person.  On April 15, 2003, the Reporting Person received beneficial ownership of an additional 11,506,830 shares of Stock by receiving 345,198 shares of Series A Preferred as a dividend payment in kind paid on the Series A Preferred held by the Reporting Person, pursuant to the terms of the Series A Preferred.

Item 4.

Purpose of Transaction

The Reporting Person's investment in the Stock will allow the Reporting Person to exert control over the Issuer.  In accordance with the Articles of Incorporation of the Issuer, the Series A Preferred has the right to nominate and elect a majority of the Board of Directors of the Issuer and pursuant to the Purchase Agreement (defined below) the Reporting Person has the right to maintain such majority on behalf of the Series A Preferred holders.  The Issuer determined that the it was permitted by law to terminate the registration of the Stock under Section 12(g) of the Securities Exchange Act of 1934, and on April 23, 2003, the Issuer filed Form 15 with the Securities and Exchange Commission to effect such termination.  In addition, the Issuer and the Reporting Person may consider in the future strategic alternatives for the Issuer, including, but not limited to, possible transactions to acquire other stockholders’ ownership in the Issuer.

Except as otherwise discussed above or in Item 6 with regard to the acquisition of additional securities and changes in the capitalization of the Issuer, the Reporting Person has no present plans or proposals which may relate to or would result in any of the following:

(a)

The acquisition by any person of any additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present Issuer Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer Board of Directors;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)

Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity services of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any action similar to any of those enumerated above.

Item 5.

Interest in Securities of Issuer

(a)

The Reporting Person beneficially owns 322,616,619 shares of Stock which represents 93.04% of the total number of shares of Stock.

Spirox Caymans and Spirox Corporation each expressly declare that the filing of this statement shall not be construed as an admission that either is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.  After giving effect to such disclaimer, neither Spirox Caymans nor Spirox Corporation directly own any shares of the outstanding Stock.

(b)

The Reporting Person has the sole power to vote and dispose of 322,616,619 shares of Stock.

(a)

The Reporting Person acquired beneficial ownership of 311,103,566 shares of the Stock by acquiring 9,333,107 shares of the Issuer's Series A Preferred on February 21, 2003 from certain stockholders of the Issuer for an aggregate purchase price of $363,984, or $0.039 per share, paid in cash at the closing in Austin, Texas.  Each share of the Series A Preferred is convertible into approximately 33.334 shares of Stock (the original issuance price of $1.00 divided by the conversion price of $0.03).  The source of the funds used to purchase the Series A Preferred were capital contributions from the members of the Reporting Person.

 On April 15, 2003, the Reporting Person received beneficial ownership of an additional 11,506,830 shares of Stock by receiving 345,198 shares of Series A Preferred as a dividend payment in kind paid on the Series A Preferred held by the Reporting Person pursuant to the terms of the Series A Preferred.

(d)

No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

(e)

Not applicable.

Item 7.

Material to be Filed as Exhibits

99.1

The Series A Stock Purchase Agreement dated August 13, 2001 by and among the Issuer and the purchasers named therein was filed as Exhibit 99.3 to the Issuer's Form 8-K dated August 13, 2001 and is incorporated herein by reference.

99.2

The Promissory Note dated August 13, 2001 made by the Issuer in favor of the purchasers identified therein was filed as Exhibit 99.4 to the Issuer's Form 8-K dated August 13, 2001 and is incorporated herein by reference.

99.3

The Security Agreement-Pledge of Tangible and Intangible Assets dated August 13, 2001 among the Issuer and New Century for itself and as agent for the purchasers identified therein was filed as Exhibit 99.5 to the Issuer's Form 8-K dated August 13, 2001 and is incorporated herein by reference.

99.4

The Registration Rights Agreement dated August 13, 2001 among the Issuer, New Century and the other purchasers under the Stock Purchase Agreement was filed as Exhibit 99.6 to the Issuer's Form 8-K dated August 13, 2001 and is incorporated herein by reference.

99.5

The Securities Purchase Agreement dated to be effective as of January 31, 2003 among the Reporting Person, New Century and other sellers listed therein was filed as Exhibit 99.5 to the Reporting Person’s Schedule 13D dated February 21, 2003, and is incorporated herein by reference.

99.6

The Assignment and Assumption Agreement dated to be effective as of January 31, 2003 among the Reporting Person, New Century and other assignors listed therein was filed  as Exhibit 99.6 to the Reporting Person’s Schedule 13D dated February 21, 2003, and is incorporated herein by reference.

.

99.7

The Secured Promissory Note dated February 21, 2003 among the Issuer, its subsidiaries and the Reporting Person was filed as Exhibit 99.7 to the Issuer's Form 8-K dated February 21, 2003 and is incorporated herein by reference.

99.8

The Security Agreement dated February 21, 2003 among the Issuer, its subsidiaries and the Reporting Person was filed as Exhibit 99.8 to the Issuer's Form 8-K dated February 21, 2003 and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2003_____________

/s/ Jim Healy______________

Signature

Jim Healy, Member

EXHIBIT INDEX

99.1

The Series A Stock Purchase Agreement dated August 13, 2001 by and among the Issuer and the purchasers named therein was filed as Exhibit 99.3 to the Issuer's Form 8-K dated August 13, 2001 and is incorporated herein by reference.

99.2

The Promissory Note dated August 13, 2001 made by the Issuer in favor of the purchasers identified therein was filed as Exhibit 99.4 to the Issuer's Form 8-K dated August 13, 2001 and is incorporated herein by reference.

99.3

The Security Agreement-Pledge of Tangible and Intangible Assets dated August 13, 2001 among the Issuer and New Century for itself and as agent for the purchasers identified therein was filed as Exhibit 99.5 to the Issuer's Form 8-K dated August 13, 2001 and is incorporated herein by reference.

99.4

The Registration Rights Agreement dated August 13, 2001 among the Issuer, New Century and the other purchasers under the Stock Purchase Agreement was filed as Exhibit 99.6 to the Issuer's Form 8-K dated August 13, 2001 and is incorporated herein by reference.

99.5

The Securities Purchase Agreement dated to be effective as of January 31, 2003 among the Reporting Person, New Century and other sellers listed therein was filed as Exhibit 99.5 to the Reporting Person’s Schedule 13D dated February 21, 2003, and is incorporated herein by reference.

99.6

The Assignment and Assumption Agreement dated to be effective as of January 31, 2003 among the Reporting Person, New Century and other assignors listed therein was filed  as Exhibit 99.6 to the Reporting Person’s Schedule 13D dated February 21, 2003, and is incorporated herein by reference.

.

99.7

The Secured Promissory Note dated February 21, 2003 among the Issuer, its subsidiaries and the Reporting Person was filed as Exhibit 99.7 to the Issuer's Form 8-K dated February 21, 2003 and is incorporated herein by reference.

99.8

The Security Agreement dated February 21, 2003 among the Issuer, its subsidiaries and the Reporting Person was filed as Exhibit 99.8 to the Issuer's Form 8-K dated February 21, 2003 and is incorporated herein by reference.